

January 26, 2012

Via E-Mail
Mr. Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, Maryland 20850

     Re: Supernus Pharmaceuticals, Inc.
             Registration Statement on Form S-1
             Amendment No. 2 filed December 30, 2011
             File No. 333-171375

Dear Mr. Khattar:

We have reviewed your amendment filed December 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Use of Proceeds, page 46

1. We considered your response to comment 5 of our correspondence dated February 22, 2010 but we believe that you can and should provide disclosure based upon your best reasonable estimate of the use of proceeds at this time. Accordingly, please disclose the amount of proceeds you currently expect to allocate for each of the specified uses, including the uses described in the second paragraph of this section. With respect to specified pipeline products, please state the stage of development you expect the funds to be applied will enable you to attain for each pipeline product.

Management's Discussion and Analysis of Financial Condition and results of Operations
Liquidity and Capital Resources
Cash Flows

Operating Activities, page 71

2. Please revise your disclosure of the net cash used in operating activities for the nine
   months ended September 30, 2011 to discuss where the actual usages and sources of cash
   originated; attributing changes to net changes in working capital does not appear to be
   sufficiently informative.

Critical Accounting Policies and Estimates
Stock-Base Compensation, page 76

3. After your IPO price range has been set, please disclose each significant factor
   contributing to the difference between the fair value as of the date of each grant of equity
   instrument issued, including options, warrants classified as equity instruments, and
   preferred stock as applicable, and the estimated IPO price or when a contemporaneous
   valuation by an unrelated valuation specialist was obtained subsequent to the grants but
   prior to the IPO, the fair value as determined by that valuation. Reconcile and explain the
   differences between the mid-point of your estimated offering price range and the fair
   values included in your analysis. Please ensure that all of your equity instruments issued
   during the periods presented are included in your tabular disclosure. Please continue to
   revise your tabular disclosure as necessary to include information for all equity
   instruments issued subsequent to the balance sheet date through the date of your latest
   response.

SPN-804 Development Program, page 97

4. We note the revisions you made in response to comment 8. Please expand the discussion
   to address the risk you face as a result of proceeding with your revised clinical protocol
   prior to receipt of FDA approval.

SPN-812, page 105

5. We note the statement you submitted one IND for SPN-812 in 2010. Please confirm the
   date, file number, and name under which the IND was submitted.

Executive Compensation, page 128

6. Please note your next amendment should revise this section to:
   - Include 2011 as well as 2010 data in the summary compensation table;
   - Update the other compensation tables required by Item 402 to 2011; and

- Update the Compensation Discussion and Analysis to discuss any additional developments in compensation including the award of cash bonuses for 2011, the determination of base salaries for 2012, or any changes in the way that cash bonuses or other incentive compensation will be awarded for 2012 performance.

Principal Stockholders, page 146

7. Please update the beneficial ownership table to the latest practicable date.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

8. Your diluted income per share of $0.01 in 2009 is greater than your basic loss per share of $0.53. In Note 3 on page F-19 you appear to indicate that your Series A Preferred Stock and stock options and non-vested stock are dilutive in 2009. Please explain to us how these issuances are not antidilutive under ASC 260-10-45-17 through 45-20. In this regard, the last sentence in ASC 260-10-45-20 appears to address situations similar to yours where net income exists but preferred dividends create a loss attributable to common stockholders. If appropriate, please revise your filing to restate your 2009 diluted earnings per share.

Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Warrant Liability, page F-18

9. We acknowledge your response to our previous comment seven. Although you disclose here and on page 83 that these warrants are classified as liabilities, you do not appear to disclose why liability treatment is appropriate. Please address the following additional comments:
   - Please revise your disclosure to clarify that the future exercise price of these warrants after your IPO will be the lesser of your common stock IPO price or $1.00 as stipulated in Section 1.8 of your warrant agreement.
   - Please clarify for us why these warrants qualify for derivative liability treatment by providing us your analysis of all the provisions of this warrant and referencing the appropriate authoritative literature to support your position.
   - Please explain to us why you believe liability classification is not required after consummation of your IPO.
   - Please explain to us why the exercise price and number of share adjustment provision under Section 2.3 of your warrant agreement and Section 4(d) of your Certificate of Incorporation does not necessitate derivative liability accounting treatment under ASC 815-40-15-5 through 15-8. In this regard, it does not appear that the adjustment formula in Section 4(d)(iv) of your Certificate of Incorporation adjusts only for the dilutive effect caused by a future issuance of equity below the then-current market price as stipulated in Example 17 at ASC 815-40-55-42 and 55-43.

- To the extent that liability treatment is necessary after your IPO, please:
    o Revise your disclosure throughout your filing to clarify; and
    o Explain to us how you intend to value these warrants in the future. In this regard, we believe that the potential exercise price and share number revisions render single-path option pricing models, such as Black-Scholes, inappropriate.

15. Subsequent Events, page F-35

10. You disclose that you sold your entire equity ownership interest in TCD to an entity affiliated with one of your stockholders for $27 million and a contingent milestone payment of $3 million but you retained certain duties and obligations for as long as your non-recourse notes remain outstanding. You state that you will account for this transaction as a sale of a subsidiary in accordance with ASC 810-10 and you will report the gain on sale as a component of Other Operating Expenses in your consolidated statements of operations. Please provide us a comprehensive analysis of your accounting for the Purchase Transaction; include the factors you considered in making the determination that ASC 810-10 was the accounting guidance applicable to the transaction. In your response, please tell us how your retention of duties and obligations under the non-recourse notes and related agreements does not preclude immediate gain recognition. Tell us whether, and if so, how SAB 5E applies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Iboyla Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Paul M. Kinsella, Esq.
    Ropes & Gray LLP
    Prudential Tower, 800 Boylston Street
    Boston, Massachusetts 02199-7921